UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 17, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Atlas Energy Resources, LLC

File No. 1-33193 -- CF# 24007

Atlas Energy Resources, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 10, 2009.

Based on representations by Atlas Energy Resources, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or it qualifies as geological or geophysical information under the Freedom of Information Act, 5 U.S.C. 552(b)(9), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through June 1, 2014
Exhibit 10.8	through June 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel